[BCE LOGO] News release

For Immediate Release

BCE reports results of series AA and AB preferred share conversions

MONTRÉAL, August 22, 2012 – BCE Inc. (TSX, NYSE: BCE) today announced that 2,957,474 of its 10,081,586 fixed-rate Cumulative Redeemable First Preferred Shares, Series AA (series AA preferred shares) have been tendered for conversion on September 1, 2012, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AB (series AB preferred shares). In addition, 3,020,190 of its 9,918,414 series AB preferred shares have been tendered for conversion on September 1, 2012, on a one-for-one basis, into series AA preferred shares. Consequently, on September 1, 2012, BCE will have 10,144,302 series AA preferred shares and 9,855,698 series AB preferred shares issued and outstanding. The series AA preferred shares and the series AB preferred shares will continue to be listed on the Toronto
Stock Exchange under the symbols BCE.PR.A and BCE.PR.B, respectively.

The series AA preferred shares will pay on a quarterly basis, for the five-year period beginning on September 1, 2012, as and when declared by the Board of Directors of BCE, a fixed cash dividend based on an annual fixed dividend rate of 3.45%.

The series AB preferred shares will continue to pay a monthly floating adjustable cash dividend for the five-year period beginning on September 1, 2012, as and when declared by the Board of
Directors of BCE. The monthly floating adjustable dividend for any particular month will continue to be calculated based on the prime rate for such month and using the Designated Percentage for such month representing the sum of an adjustment factor (based on the market price of the series AB preferred shares in the preceding month) and the Designated Percentage for the preceding month.

About BCE
BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s leading television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk. For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit
Bell.ca. For Bell Media, please visit BellMedia.ca.

Media inquiries:
Jean Charles Robillard
Bell Communications
(514) 870-4739
jean—charles.robillard@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca